FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Extract of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on December 21, 2007, prepared in summary form

1. Date, Time and Venue: December 21, 2007, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To approve, taking into consideration the limit of the authorized capital and due to the exercise of the options attached to the Call Option Agreements executed by the Company with certain participants between April 2000 and February 2006, the issuance, for private subscription, of 192,214 common shares, at the issue price in total amount of R$ 1,304,506.68. As a consequence of the subscription of all the issued shares, the capital stock of the Company shall be R$ 1,221,846,425.31, divided into 132,577,093 common book-entry shares, with no par value.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman: Gary Robert Garrabrant. Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber e Fabio Schvartsman. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, December 21, 2007.

Fabiana Utrabo Rodrigues
Secretary